Mail Stop 0308


								May 23, 2005


By Facsimile and U.S. Mail

David E. Meador
Executive Vice President and Chief Financial Officer
Michigan Consolidated Gas Company
2000 2nd Avenue
Detroit, Michigan 48226-1279

		Re:	Michigan Consolidated Gas Company
			Registration Statement on Form S-3
			Filed on April 19, 2005
			File No. 333-124169
			Form 10-K for the Fiscal Year Ended December 31,
2004
			Filed on March 15, 2005
			File No. 1-7310

Dear Mr. Meador:

	We have the following additional comment to our letter dated
May
19, 2005. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.





Form 10-K for the Fiscal Year Ended on December 31, 2004

Controls and Procedures, page 47

1. We note that your principal executive and financial officers concluded that your "controls and procedures are effectively designed to ensure that information...."  Please be aware that Item 307 of
Regulation S-K requires a conclusion as to the effectiveness of your disclosure controls and procedures, not simply a conclusion as to whether they are effectively designed. Please amend your Form 10-K for the Fiscal Year Ended on December 31, 2004 accordingly.

*	*	*	*	*

    As appropriate, please amend your filing in response to this comment. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Also, you may respond to this comment with your responses to the comments in our letter dated May 19, 2005.
Please
understand that we may have additional comments after reviewing your amendment and response to our comment.

	You may contact Ta Tanisha Henderson, Staff Accountant, at
(202)
551-3322 or George Ohsiek, Accounting Branch Chief, at (202) 551-
3843
if you have questions regarding comments on the financial statements and related matters. Please contact John Fieldsend, Staff
Attorney,
at (202) 551-3343, David Mittelman, Legal Branch Chief, at (202)
551-
3214, or me at (202) 551-3720 with any other questions.

									Sincerely,



									H. Christopher Owings
									Assistant Director


cc:	Richard L. Harden, Esq.
	Hunton & Williams LLP
	Via Fax: (212) 309-1100
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David E. Meador
Michigan Consolidated Gas Company
May 24, 2005
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